Grubb and Nadler Inc
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
RETAIL SALES- GNN	3,356,474.50
RETAIL SALES - FGG MDR	
Dry Goods	388,003.44
Furniture	17,142.63
Houseplant	137,828.19
Misc, Consignment and Service	91,490.21
Plants	850,071.94
Pots & Planters	580,022.25
Total RETAIL SALES - FGG MDR	2,064,558.66
RETAIL SALES - FGG SF	
Boutique	435,342.86
Dry Goods	213,729.67
Furniture	188,938.09
Houseplant	849,714.71
Misc, Consignment and Service	38,812.49
Plants	1,564,577.31
Pots & Planters	931,234.50
Total RETAIL SALES - FGG SF	4,222,349.63
Total Income	9,643,382.79
Cost of Goods Sold	
COST OF GOODS SOLD	
DELIVERY EXPENSE	
Drivers-GNN	10.84
Freight/Trucking/Deliv - FGG	984.00
Freight/Trucking/Delivery - GNN	64,701.81
Gas - GNN	145,522.46
Per Diem Expense - GNN	8,170.00
Tractor Fuel - GNN	15,618.40
Travel - GNN	13,710.86
Total DELIVERY EXPENSE	248,718.37
GENERAL - COGS - FGG	
Boutique - FGG	217,276.81
Cutting Garden Expense - FGG	5,041.20
Drygoods - FGG	179,230.95
Furniture - FGG	77,836.36
Miscellaneous - FGG	2,446.26
Other - FGG	675.29
Plants Indoor - FGG	320,512.22
Plants Outdoor Retail - FGG	441,153.76
Pots and Planters - FGG	670,779.70
Retail packaging - FGG	328.13
Total GENERAL - COGS - FGG	1,915,280.68
GENERAL - COGS - GNN	
Ag Inspection Fees	1,450.00
COGS Miscellaneous - GNN	2,146.16
Compost/Fertilizer/Pest - GNN	327,612.99
Containers - GNN	148,730.28
Irrigation Supplies - GNN	13,829.94
Plants/Trees Inventory GNN	393,825.75
Plants/Trees resale GNN	1,200.00
Total GENERAL - COGS - GNN	888,795.12
General COGS - MDR	
Compost/Fertilizer/Pest - MDR	6,111.27
Total General COGS - MDR	6,111.27

Grubb and Nadler Inc
Profit & Loss
January through December 2022

	Jan - Dec 22
WEB SHOP	
Shipping	1,277.32
Shipping supplies	263.16
Total WEB SHOP	1,540.48
Total COST OF GOODS SOLD	3,060,445.92
MERCHANT ACCOUNT FEES	
Merchant Account Fees - GNN	16,082.75
Merchant Account Fees - FGG	111,798.92
Merchant Account Fees - MDR	62,763.94
Total MERCHANT ACCOUNT FEES	190,645.61
Total COGS	3,251,091.53
Gross Profit	6,392,291.26
Expense	
ADVERTISING AND PROMOTION	
Advertising	9,379.24
Advertising - Recruiting	153.26
Dues and Subcriptions	3,423.04
Entertainment	148.24
Marketing - FGG	
General Marketing	16,288.20
Marketing Sales Meals	304.20
Newsletters & Web	18,558.75
Total Marketing - FGG	35,151.15
Marketing GNN	
General Marketing	233.34
Total Marketing GNN	233.34
R&D	120.00
Staff Appreciation	3,440.99
Total ADVERTISING AND PROMOTION	52,049.26
AUTOMOBILE EXPENSE	
Auto Allowance - GNN	6,969.53
Auto Allowance -FGG	50,193.75
Auto Insurance	132,123.66
Auto Lease Payments	75,149.08
Auto Registration	6,201.75
Auto Repairs & Maint -FGG	11,202.14
Auto Repairs & Maintenance -GNN	42,773.44
Gas - FGG	8,251.39
Gas - GNN	572.26
Tickets and Violations	61.50
Total AUTOMOBILE EXPENSE	333,498.50
BUSINESS LICENSES AND PERMITS	
Business Registration	483.00
License & Fees Misc	4,522.87
Nursery Stock Fees	500.00
Total BUSINESS LICENSES AND PERMITS	5,505.87
CHARITABLE CONTRIBUTIONS	500.00

Grubb and Nadler Inc
Profit & Loss
January through December 2022

	Jan - Dec 22
INSURANCE EXPENSE	
Bond	108.00
Employment Practice Insurance	15,451.34
General Liability Insurance	52,489.15
Life and Disability Insurance	6,636.04
Total INSURANCE EXPENSE	74,684.53
INTEREST EXPENSE	
Auto Loan Interest	2,378.66
Credit Card Interest	5,288.69
Live Oak Interest 2056	23,159.53
Live Oak Interest 2171	91,267.51
Loan Interest	97,934.87
Vendor finance charge	1,353.02
Total INTEREST EXPENSE	221,382.28
MERCHANDISING EXPENSE	
Nursery Supplies	5,777.72
Pkging & Labeling Supp- FGG	12,122.60
Pkging & Labeling Supplies- GNN	15,316.04
Total MERCHANDISING EXPENSE	33,216.36
OFFICE/BUSINESS EXPENSES	
Bank Service Charges	7,329.72
Cleaning - FGG	975.00
Computer Supplies/Software	24,660.07
Discounts and W/O	-1,035.93
Equipment Rental	9,405.87
Equipment Rental - MDR	2,785.43
Equipment Repairs - FGG	15,764.95
Equipment Repairs - GNN	10,958.05
Equipment Repairs - MDR	5,393.01
Misc Issues/Parties	334.29
Monthly software & Subscription	30,701.58
Nursery Supplies/Facility- GNN	20,648.50
Nursery Supply /Facility-FGG	97,905.11
Office Equipment (Under $2,500)	9,899.17
Office Supplies	46,472.05
Office Trailer	12,548.80
Postage and Delivery	2,468.92
Professional Development	350.56
Rent - FGG	460,000.00
Rent - GNN	80,352.00
Rent - Storage FGG	1,955.28
Rent (Diamond Jim) GNN	105,200.00
Rent Office FGG	15,600.00
OFFICE/BUSINESS EXPENSES - Other	31.24
Total OFFICE/BUSINESS EXPENSES	960,703.67
OUTSIDE SERVICES	
Accounting	150,108.55
Computer Support/Repairs	52,672.62
Consulting Fees	21,742.73
Copier Maintenance/Agreements	11,571.64
Janitorial	17,850.00
Legal Fees	15,983.70
Lien Notice Fees	156.00
Outside Sales - Commission	125,498.43
Professional Fees	32,532.93
Total OUTSIDE SERVICES	428,116.60
PAYROLL	
Contract Labor	13,652.81

Grubb and Nadler Inc
Profit & Loss
January through December 2022

	Jan - Dec 22
FGG - Payroll	
FGG Admin - PTO	16,480.67
FGG Admin - Wages	353,189.41
FGG Merch - PTO	16,040.57
FGG Merch - Wages	237,370.22
FGG Nursery - PTO	9,070.75
FGG Nursery - Wages	258,909.93
FGG P/R Tax Expense-Employer	137,001.24
FGG Purchasing - PTO	14,532.35
FGG Purchasing - Wages	235,441.37
FGG Sales - PTO	25,290.08
FGG Sales - Wages	499,947.90
MDR Driver - PTO	0.00
MDR Drivers - Wages	15,461.57
Total FGG - Payroll	1,818,736.06
GNN - Payroll	
GNN Admin - PTO	5,316.71
GNN Admin - Wages	214,994.04
GNN Drivers - PTO	5,811.16
GNN Drivers - Wages	165,264.15
GNN Farm - PTO	76,706.62
GNN Farm - Wages	1,360,350.63
GNN P/R Tax Expense Employer	147,721.82
Total GNN - Payroll	1,976,165.13
Health Insurance	
FGG Health Insur- Officer	39,988.88
FGG Health Insurance Staff	85,471.53
GNN Health Insurance - Staff	29,627.08
MDR Health Insurance- Staff	5,614.19
Total Health Insurance	160,701.68
Medical Reimbursement	125.00
Officers Payroll	
P/R Tax Officer	31,178.26
Wages Officer	657,808.82
Total Officers Payroll	688,987.08
Payroll Clearing (Expense)	0.00
Pension	1,250.00
Service Charge	18,947.87
Worker's Compensation	
FGG Workers Compensation	56,368.66
GNN Workers Compensation	97,809.70
Total Worker's Compensation	154,178.36
Total PAYROLL	4,832,743.99
TAXES AND PERMITS	
Local taxes/fees-San Francisco	987.30
Taxes - Property - FGG	26,745.90
Taxes - Property - MDR	194.61
Taxes Property - GNN	27,579.51
Taxes State	3,002.88
Total TAXES AND PERMITS	58,510.20

Grubb and Nadler Inc
Profit & Loss
January through December 2022

	Jan - Dec 22
TRAVEL EXPENSE	
Airfare	14,509.02
Auto Rental	4,700.24
Hotel	61,458.74
Meals	21,910.67
Parking, Taxi's and Tolls	10,197.62
Supplies	1,072.25
Total TRAVEL EXPENSE	113,848.54
UTILITIES	
Electric/Energy/Gas- FGG	30,554.52
Electric/Energy/Gas - GNN	13,798.47
Garbage - FGG	18,565.42
Garbage - GNN	30,042.14
Garbage - MDR	7,253.56
Propane for Green houses - GNN	31,364.61
Sanitation - GNN	9,500.64
Sanitation - MDR	10,330.00
Security	1,220.74
Telephone and Internet- FGG	33,868.53
Telephone and Internet- MDR	6,921.72
Telephone and Internet -GNN	20,808.99
Water - FGG	7,363.16
Water - GNN	98,051.69
Total UTILITIES	319,644.19
Total Expense	7,434,403.99
Net Ordinary Income	-1,042,112.73
Other Income/Expense	
Other Income	
Dividends	6,371.13
INTEREST INCOME	4.86
Other Misc. Income	-35.00
Total Other Income	6,340.99
Net Other Income	6,340.99
Net Income	**-1,035,771.74**

Grubb and Nadler Inc
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Cash Register - MDR	625.43
Chase Checking - GN 2197	56,047.88
Chase Saving - GN 0061	1,505.09
GNN Checking - BofA - 11586	3,661.33
NRB Checking - 9835	8,783.26
Petty Cash - GNN	980.82
Petty Cash - RETAIL	2,875.10
Total Checking/Savings	74,478.91
Accounts Receivable	
Accounts Receivable	17,913.05
Total Accounts Receivable	17,913.05
Other Current Assets	
A/R RETAIL	-4,548.02
Trade Receivable - GNN	46,802.05
Undeposited Funds	1,809.78
Accrued Health Insurance	18,830.84
Cash Clearing	49,722.84
Cash Clearing - FGG	7,254.08
Cash Clearing - MDR	8,709.70
Cash in safety deposit box	1,100.00
Employee Loans/Advances	450.00
INVENTORY ASSET	
Inventory Asset - GNN	3,050,872.90
Inventory Asset - MDR	339,072.00
Inventory Asset - RETAIL	225,050.00
Total INVENTORY ASSET	3,614,994.90
Prepaid Insurance Premium	-8,416.23
True up MDR	10,000.00
Total Other Current Assets	3,746,709.94
Total Current Assets	3,839,101.90
Fixed Assets	
VEHICLES AND EQUIPMENT	
2022 Kubota ATV	20,698.54
2022 HYG Hyster Forklift - MDR	53,510.00
Bobcat S300 (South)	38,596.00
2021 Kubota B2601HSD-1/RTV-X900	32,753.32
2020 Mercedes M3CA76	62,800.06
2020 MARIOTTI MODEL ME8C FORKLI	37,279.80
2020 Hyster Forklift	29,779.83
2018 Toyota Hino	93,173.93
2016 Mercedes Sprinter Van	43,768.66
2010 Toyota Corolla	25,393.52
Kubota Tractor	88,122.95
Kubota RTV-X1140	34,091.35
Kubota L2501DT-R1 & 4WD TRACTOR	36,566.97
Hyster Forklift (north)	27,810.00
Skid Steer	97,446.64
Kubota - SVL65-2	50,474.97
Skid Steer Loader 2021	3,496.00
VEHICLES AND EQUIPMENT - Other	-6,065.37
Total VEHICLES AND EQUIPMENT	769,697.17
FURNITURE AND EQUIPMENT	59,161.45
FURNITURE AND FIXTURES -MDR	53,532.50
Land & Buildings	4,044.00
Machinery & Equipment	91,243.03

Grubb and Nadler Inc
Balance Sheet
As of December 31, 2022

	Dec 31, 22
OTHER FIXED ASSETS	
Facilities Upgrades/Fixtures MD	152,041.24
Facilities Upgrades/Fixtures	64,838.92
Leasehold Improvements	204,035.03
Total OTHER FIXED ASSETS	420,915.19
POS system	28,786.61
ACCUMULATED DEPRECIATION	-830,817.76
VEHICLES - MDR	15,000.00
Total Fixed Assets	611,562.19
Other Assets	
Purchase - MDR	1,942,690.67
SECURITY DEPOSIT ASSET	18,219.00
Total Other Assets	1,960,909.67
TOTAL ASSETS	**6,411,573.76**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
ACCOUNTS PAYABLE	483,273.02
Total Accounts Payable	483,273.02
Credit Cards	
CREDIT CARDS	
Bank Of America Visa - 0145	56,576.60
Chase 6280 - SW Business Premie	15,840.90
Chase 7649	17,963.57
Chase Southwest Visa - 4276	16,306.50
Chase Visa -7016/8409	40,849.77
Total CREDIT CARDS	147,537.34
Total Credit Cards	147,537.34
Other Current Liabilities	
Accrued Insurance Payable	63.00
Accrued Insurance Payable - WC	-558.89
American Ag - TI Loan	102,524.05
American AGCredit Credit Line	1,100,000.00
Deposits Received on Acct - SF	15,251.25
Gift Cert Outstanding - MDR	61,302.59
Gift Cert Outstanding -SF	262,187.56
Intercompany receivable	1,177,110.65
LiveOak Loan 112171	2,241,939.84
LOAN - DJ	357,000.00
LOAN - GRUBB	281,925.53
LOAN - NADLER	561,872.15
Loans to Shareholder	283,217.00
LOANS VEHICLES & EQUIPMENT	
HYG Hyster Forklift 2022 MDR	46,769.80
Kubota - 4WD Tractor	11,975.45
Kubota - SVL65-2 - 2021	32,546.13
Kubota ATV Loan 2022	16,098.86
Kubota L2501DT-R1/TRACTOR Loan	9,904.69
Kubota RTV-X1140 Loan	1,053.97
Kubota Tractor Loans 2021	19,784.48
Mercedes 2020	35,236.29
Toyota Hino	1,591.81

Grubb and Nadler Inc
Balance Sheet
As of December 31, 2022

	Dec 31, 22
US Bank Loan Forklift 2020	37,375.44
US Bank Skid Steer Loader 2021	28,282.14
Total LOANS VEHICLES & EQUIPMENT	240,619.06
Payroll Clearing	344.06
Sales Tax owed	-393,161.82
SALES TAX PAYABLE	52,343.69
Staff 401K Liability	2,468.44
Store Credits Outstanding MDR	11,970.94
Store Credits Outstanding SF	110,214.38
Total Other Current Liabilities	6,468,633.48
Total Current Liabilities	7,099,443.84
Long Term Liabilities	
Bond Fees	-22,470.00
Bond	
Bond - Original	492,300.86
Total Bond	492,300.86
SBA EIDL Loan	149,169.00
Total Long Term Liabilities	618,999.86
Total Liabilities	7,718,443.70
Equity	
Common Stock	410,091.95
Treasury Stock	-118,063.74
RETAINED EARNINGS	-563,126.41
Net Income	-1,035,771.74
Total Equity	-1,306,869.94
TOTAL LIABILITIES & EQUITY	**6,411,573.76**

Grubb and Nadler Inc
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-1,035,771.74
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	115,396.52
A/R RETAIL	-2,750.28
Accrued Expenses	-7,245.50
Accrued Health Insurance	-5,929.90
Cash Clearing	-10,822.52
Cash Clearing - FGG	-7,151.61
Cash Clearing - MDR	-8,709.70
Cash Clearing - WEB	1,888.21
Employee Loans/Advances	-450.00
INVENTORY ASSET:Inventory Asset - GNN	-28,278.90
INVENTORY ASSET:Inventory Asset - MDR	-339,072.00
Prepaid Insurance Premium	20,203.01
True up MDR	-10,000.00
ACCOUNTS PAYABLE	177,548.96
CREDIT CARDS:Bank Of America Visa - 0145	20,331.94
CREDIT CARDS:Chase 6280 - SW Business Premie	15,840.90
CREDIT CARDS:Chase 7649	17,963.57
CREDIT CARDS:Chase Southwest Visa - 4276	6,465.15
CREDIT CARDS:Chase Visa -7016/8409	20,499.69
Accrued Insurance Payable	63.00
Accrued Insurance Payable - WC	-558.89
American Ag - TI Loan	-47,475.95
American AGCredit Credit Line	95,194.03
Deposits Received on Acct - SF	2,368.79
Gift Cert Outstanding - MDR	61,302.59
Gift Cert Outstanding -SF	10,237.49
LiveOak Loan 112171	2,241,939.84
LOAN - DJ	357,000.00
LOAN - GRUBB	295,445.34
LOAN - NADLER	403,000.00
LOANS VEHICLES & EQUIPMENT:HYG Hyster Forklift 2022 MDR	46,769.80
LOANS VEHICLES & EQUIPMENT:Kubota - 4WD Tractor	-7,551.60
LOANS VEHICLES & EQUIPMENT:Kubota - SVL65-2 - 2021	-12,618.84
LOANS VEHICLES & EQUIPMENT:Kubota ATV Loan 2022	16,098.86
LOANS VEHICLES & EQUIPMENT:Kubota L2501DT-R1/TRACTOR Loan	-6,445.92
LOANS VEHICLES & EQUIPMENT:Kubota RTV-X1140 Loan	-5,650.68
LOANS VEHICLES & EQUIPMENT:Kubota Tractor -2017	-1,043.77
LOANS VEHICLES & EQUIPMENT:Kubota Tractor Loans 2021	-8,190.84
LOANS VEHICLES & EQUIPMENT:Mercedes 2020	-11,956.08
LOANS VEHICLES & EQUIPMENT:Toyota Hino	-19,528.24
LOANS VEHICLES & EQUIPMENT:US Bank Loan Forklift 2020	-13,411.92
LOANS VEHICLES & EQUIPMENT:US Bank Skid Steer Loader 2021	-8,902.20
LOANS VEHICLES & EQUIPMENT:WFB Loan - Skid Steer	-13,483.20
Payroll Clearing	-86.83
Sales Tax owed	-409,575.84
SALES TAX PAYABLE	47,960.40
Staff 401K Liability	2,468.44
Store Credits Outstanding MDR	11,970.94
Store Credits Outstanding SF	2,664.97
Net cash provided by Operating Activities	1,967,959.49

Grubb and Nadler Inc
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
INVESTING ACTIVITIES	
VEHICLES AND EQUIPMENT:2022 Kubota ATV	-20,698.54
VEHICLES AND EQUIPMENT:2022 HYG Hyster Forklift - MDR	-53,510.00
VEHICLES AND EQUIPMENT:2010 Toyota Corolla	-12,696.76
FURNITURE AND EQUIPMENT	-36,711.88
FURNITURE AND FIXTURES -MDR	-53,532.50
OTHER FIXED ASSETS:Facilities Upgrades/Fixtures MD	-152,041.24
OTHER FIXED ASSETS:Facilities Upgrades/Fixtures	-13,514.29
OTHER FIXED ASSETS:Leasehold Improvements	-118,945.15
ACCUMULATED DEPRECIATION	12,696.76
VEHICLES - MDR	-15,000.00
Purchase - MDR	-1,935,190.67
SECURITY DEPOSIT ASSET	-10,219.00
Net cash provided by Investing Activities	**-2,409,363.27**
FINANCING ACTIVITIES	
Bond Fees	-22,470.00
Bond:Bond - Original	492,300.86
CARES Deferred Payroll Taxes	-56,088.18
SBA EIDL Loan	-731.00
Net cash provided by Financing Activities	**413,011.68**
Net cash increase for period	**-28,392.10**
Cash at beginning of period	**104,680.79**
Cash at end of period	**76,288.69**